Filed pursuant to Rule 424(b)(3)

Registration No. 333-197477

SUPPLEMENT NO. 1 DATED MAY 26, 2015

TO PROSPECTUS DATED NOVEMBER 11, 2014

3D Total Solutions Inc.

The following information supplements the prospectus of 3D Total Solutions Inc. (the “Company”) dated November 11, 2014 and is part of the prospectus. This Supplement No. 1 updates the information presented in the prospectus. Prospective investors should carefully review the prospectus and this Supplement No. 1.

TABLE OF CONTENTS

Resignation and Appointment of Chief Financial Officer	S-2

The prospectus and each supplement thereto contains forward-looking statements. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offerings of units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

The following summary highlights material information contained in this prospectus supplement. This summary does not contain all of the information you should consider before investing in the securities of the Company. Before making an investment decision, you should read the entire prospectus filed on Form S-1 carefully, including the risk factors section, the financial statements and the notes to the financial statements. You should also review the other available information referred to in the section entitled “Where you can find more information” in the prospectus and any amendment or supplement hereto. Unless otherwise indicated, the terms “we,” “us” “our” or the “Company” refer and relate to 3D Total Solutions Inc.

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RESIGNATION AND APPOINTMENT OF CHIEF FINANCIAL OFFICER

Resignation of David Hostelley as Chief Financial Officer

On May 1, 2015, David Hostelley resigned as Chief Financial Officer for 3D Total Solutions Inc. (the “Company”). Such resignation was due to personal reasons. Mr. Hostelley did not have any disagreements with the Company, its auditors or counsel.

Appointment of Larry Dobroff as Chief Financial Officer

On May 1, 2015 Larry Dobroff, 58 years old, was named Chief Financial Officer of the Company. On such date, the Company entered into an agreement with Mr. Dobroff for a term of one year, and agreed to pay Mr. Dobroff $1,500 per month during the term of the Agreement, and 250,000 shares of the Company's Common Stock with standard restrictive legend on November 1, 2015 provided Mr. Dobroff remains as the Chief Financial Officer of the Company.

Over the last five years Mr. Dobroff has acted as a consultant and chief financial officer for both publicly traded and privately owned companies in various sectors of the economy including, wholesale buying services, technology and distribution. Mr. Dobroff is a CPA (currently active NYS license) with a BA from Queens College in Accounting and a MBA from Baruch College with a concentration in Taxation.

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